SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Sunoco LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

869239 103

(CUSIP Number)

Martin Salinas, Jr.

Chief Financial Officer

Energy Transfer Partners, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

Tel: (214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of reporting person Stripes LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,549,026 Units (1)
	8	Shared voting power
	9	Sole dispositive power 5,549,026 Units (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 5,549,026 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.3% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 79,308 common units and 5,469,718 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012.
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Stripes No. 1009 LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,469,718 Units (1)
	8	Shared voting power
	9	Sole dispositive power 5,469,718 Units (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 5,469,718 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.0% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 5,469,718 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012.
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Susser Holdings Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 11,018,744 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 11,018,744 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 11,018,744 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 30.7% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 79,308 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the direct owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Heritage Holdings, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person ETP Holdco Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person ETC M-A Acquisition LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,983,540 Units
	8	Shared voting power
	9	Sole dispositive power 3,983,540 Units
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 3,983,540 Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.0% Outstanding Units (1)
14	Type of reporting person OO (Limited Liability Company)

(1)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person La Grange Acquisition, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.2% Outstanding Units (1)
14	Type of reporting person PN

(1)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person LA GP, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.2% Outstanding Units (1)
14	Type of reporting person OO (Limited Liability Company)

(1)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person ETP Retail Holdings, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.2% Outstanding Units (1)
14	Type of reporting person OO (Limited Liability Company)

(1)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Sunoco, Inc. (R&M)
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.2% Outstanding Units (1)
14	Type of reporting person CO

(1)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Sunoco, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.2% Outstanding Units (1)
14	Type of reporting person CO

(1)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Heritage ETC, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Heritage ETC GP, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Energy Transfer Partners, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Energy Transfer Partners GP, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Energy Transfer Partners, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Energy Transfer Equity, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person LE GP, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO; BK (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

1	Name of reporting person Kelcy L. Warren
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO; BK (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,797,766 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 15,797,766 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 15,797,766 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 44.1% Outstanding Units (2)
14	Type of reporting person IN

(1)	Consists of 4,858,330 common units and 10,939,436 subordinated units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Based on a total of 24,099,177 common units and 10,939,436 subordinated units outstanding as of February 20, 2015, as disclosed by Sunoco LP in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2014, and the issuance of an additional 795,482 common units on April 1, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2015.

SCHEDULE 13D

Explanatory Note: This Amendment No. 2 (this “Amendment”) to the Schedule 13D originally filed on September 25, 2012 by certain of the Reporting Persons (as such term is defined below) (as amended by the Amendment, the “Schedule 13D”) is being filed to reflect the contribution by ETP Retail Holdings, LLC, a Delaware limited liability company (“ETP Retail”) to Sunoco LP, a Delaware limited partnership (the “Issuer” or “SUN”) of 31.58% of the issued and outstanding membership interests of Sunoco, LLC, a Delaware limited liability company (“Sunoco LLC”) in exchange for cash and common units representing limited partner interests (“Common Units”) of the Issuer (the “Sunoco LLC Transaction”), as more fully described in Item 3.

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities from the Issuer (as such term is defined below) deemed to be beneficially owned by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.	Security and Issuer

This Amendment relates to the Common Units and the subordinated units representing limited partner interests (the “Subordinated Units” and collectively with the Common Units, the “Units”) of the Issuer. The address of the principal executive offices of the Issuer is 555 East Airtex Drive, Houston, Texas 77073.

Item 2.	Identity and Background

(a)-(c) This Amendment is being filed jointly by:

(i)	Stripes LLC, a Texas limited liability company (“Stripes”);

(ii)	Stripes No. 1009 LLC, a Texas limited liability company (“Stripes 1009” and, together with Stripes, the “Stripes Reporting Persons”);

(iii)	Susser Holdings Corporation, a Delaware corporation (“Susser”);

(iv)	Heritage Holdings, Inc., a Delaware corporation (“HHI”);

(v)	ETP Holdco Corporation, a Delaware corporation (“ETP Holdco” and, together with Susser and HHI, the “ETP Holdco Reporting Persons”);

(vi)	ETC M-A Acquisition LLC, a Delaware limited liability company (“ETC”);

(vii)	La Grange Acquisition, L.P., a Texas limited partnership (“La Grange”);

(viii)	LA GP, LLC, a Texas limited liability company (“LA GP”);

(ix)	ETP Retail Holdings, LLC, a Delaware limited liability company (“ETP Retail”);

(x)	Sunoco, Inc. R&M, a Pennsylvania corporation (“Sunoco R&M”);

(xi)	Sunoco, Inc., a Pennsylvania corporation (“Sunoco, Inc.” and, together with La Grange, LA GP, ETP Retail and Sunoco R&M, the “ETP Retail Reporting Persons”) ;

(xii)	Heritage ETC, L.P., a Delaware limited partnership (“Heritage ETC”);

(xiii)	Heritage ETC GP, L.L.C., a Delaware limited liability company (“Heritage ETC GP”);

(xiv)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(xv)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(xvi)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(xvii)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(xviii)	LE GP, LLC, a Delaware limited liability company (“LE GP”); and

(xix)	Kelcy L. Warren, a United States citizen (“Warren” and, together with Heritage ETC, Heritage ETC GP, ETP, ETP GP, ETP LLC, ETE and LE GP, the “Energy Transfer Reporting Persons”).

The Energy Transfer Reporting Persons and the ETP Retail Reporting Persons are collectively referred to herein as the “Sunoco LLC Transaction Reporting Persons.” The Energy Transfer Reporting Persons, the ETP Holdco Reporting Persons, ETC and the ETP Retail Reporting Persons are collectively referred to herein as the “ETP Reporting Persons.” The Stripes Reporting Persons and the ETP Reporting Persons are collectively referred to herein as the “Reporting Persons.”

The principal business of Stripes is to engage, directly and indirectly through its subsidiaries, in the distribution and transportation of motor fuel and the operation of retail convenience stores, including through its ownership of limited partner interests in SUN. The principal business of Stripes 1009 is to hold equity interests in SUN and its other subsidiaries. Susser indirectly owns 100% of the membership interests of Stripes 1009 and Stripes. The principal business of Susser is to hold equity interests in its subsidiaries, operate retail convenience stores and engage in wholesale motor fuel distribution. The principal business of HHI is to hold equity interests in Susser, Sunoco, Inc. and other entities. ETP Holdco is the sole stockholder of HHI. The principal business of ETP Holdco is to hold equity interests in Susser, HHI, Sunoco, Inc. and other entities. The principal business of ETC is to hold equity interests in SUN. La Grange holds membership interests in ETP Retail. The principal business of La Grange is to hold equity interests in ETP Retail and other operating subsidiaries. LA GP is the general partner of La Grange. The principal business of LA GP is to hold the general partner interest in La Grange. ETP Retail owns equity interests in ETC, Sunoco LLC and other subsidiaries. The principal business of ETP Retail is to hold equity interests in ETC, Sunoco LLC and other subsidiaries. Sunoco R&M owns membership interests in ETP Retail. The principal business of Sunoco R&M is to hold membership interests in ETP Retail. Sunoco, Inc. is the sole stockholder of Sunoco R&M. The principal business of Sunoco, Inc. is to hold equity interests in Sunoco R&M and other subsidiaries. Heritage ETC is the sole stockholder of ETP Holdco and the sole member of LA GP. The principal business of Heritage ETC is to hold equity interests in ETP Holdco, LA GP and other entities. Heritage ETC GP is the general partner of Heritage ETC. The principal business of Heritage ETC GP is to hold the general partner interest in Heritage ETC. ETP is the sole member of Heritage ETC GP and the holder of a 99.999% limited partner interest in Heritage ETC. The principal business of ETP is to provide midstream services to producers and consumers of natural gas, NGLs, crude oil and refined products through its subsidiaries. ETP GP is the general partner of ETP. The principal business of ETP GP is to serve as the general partner of ETP. ETP LLC is the general partner of ETP GP. The principal business of ETP LLC is to serve as the general partner of ETP GP. ETE is the sole member of ETP LLC. The principal business of ETE is to hold equity interests in its subsidiaries and to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas and liquids midstream or transportation assets. LE GP is the general partner of ETE and manages and directs all of ETE’s activities through LE GP’s board of directors. The members of LE GP have the authority to appoint and remove LE GP’s directors. Warren is the Chief Executive Officer of ETP. Warren owns 81.2% of LE GP. The principal office of each of the Stripes Reporting Persons is 555 East Airtex Drive, Houston, Texas 77073. The principal office of each of the ETP Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

Attached as Appendix A, as supplemented by the Supplement to Appendix A attached hereto, is information concerning the directors and executive officers of ETP LLC, LE GP, HHI, ETP Holdco, ETC, LA GP, ETP Retail, Sunoco R&M, Sunoco, Inc., Heritage ETC GP, Stripes 1009, Susser and Stripes (the “Listed Persons”) as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) During the last five years, none of the Reporting Persons or Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) All of the persons listed in this Item 2, including those listed on Appendix A, as supplemented, are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Stripes is the holder of 79,308 Common Units and 5,469,718 Subordinated Units of the Issuer and Stripes 1009 is the holder of 5,469,718 Subordinated Units of the Issuer. Each of Susser, HHI and ETP Holdco is the holder of 79,308 Common Units and 10,939,436 Subordinated Units of the Issuer, respectively.

Sunoco LLC Transaction

The Sunoco LLC Transaction Reporting Persons may be deemed to have acquired beneficial ownership of 795,482 Units of the Issuer through the Sunoco LLC Transaction.

On March 23, 2015, ETP entered into a Contribution Agreement (the “Contribution Agreement”) with Sunoco LLC, ETP Retail and SUN, pursuant to which ETP Retail agreed to contribute to SUN 31.58% of the issued and outstanding membership interests of Sunoco LLC, and ETP agreed to guarantee all of the obligations of ETP Retail under the Contribution Agreement. The Sunoco LLC Transaction closed on April 1, 2015.

At the closing of the Sunoco LLC Transaction, SUN paid ETP Retail approximately $775 million in cash, subject to certain working capital adjustments (the “Cash Consideration”) and issued to ETP Retail 795,482 Common Units of SUN (collectively with the Cash Consideration, the “Contribution Consideration”). The Cash Consideration was financed through SUN’s issuance of $800 million of 6.375% Senior Notes due 2023 issued on April 1, 2015. The Common Units issued to ETP Retail as part of the Contribution Consideration were issued and sold by SUN in a private transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the Contribution Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by SUN with the Securities and Exchange Commission on March 23, 2015 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

(a) The Reporting Persons may make additional purchases of Units of the Issuer either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for Units of the Issuer, general economic conditions, stock market conditions and other future developments.

(b) None.

(c) None.

(d) None.

(e) The Reporting Persons, as indirect owners of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Except as set forth in this Amendment, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Units reported as beneficially owned in this Amendment (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of Units beneficially owned by the Reporting Persons (on the basis of a total of 35,038,613 Units issued and outstanding as of February 20, 2015) are as follows:

Stripes

(a) Amount beneficially owned: 5,549,026 Units	Percentage: 18.3%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 5,549,026 Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 5,549,026 Units

iv.	Shared power to dispose or to direct the disposition of: 0

Stripes 1009

(a) Amount beneficially owned: 5,469,718 Units	Percentage: 18.0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 5,469,718 Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 5,469,718 Units

iv.	Shared power to dispose or to direct the disposition of: 0

Susser

(a) Amount beneficially owned: 11,018,744 Units	Percentage: 30.7%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 11,018,744 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 11,018,744 Units

HHI

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

ETP Holdco

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

ETC

(a) Amount beneficially owned: 3,983,540 Units	Percentage: 16.0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 3,983,540 Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,983,540 Units

iv.	Shared power to dispose or to direct the disposition of: 0

La Grange

(a) Amount beneficially owned: 4,779,022 Units	Percentage: 19.2%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,779,022 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,779,022 Units

LA GP

(a) Amount beneficially owned: 4,779,022 Units	Percentage: 19.2%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,779,022 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,779,022 Units

ETP Retail

(a) Amount beneficially owned: 4,779,022 Units	Percentage: 19.2%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,779,022 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,779,022 Units

Sunoco R&M

(a) Amount beneficially owned: 4,779,022 Units	Percentage: 19.2%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,779,022 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,779,022 Units

Sunoco, Inc.

(a) Amount beneficially owned: 4,779,022 Units	Percentage: 19.2%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,779,022 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,779,022 Units

Heritage ETC

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

Heritage ETC GP

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

ETP

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

ETP GP

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

ETP LLC

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

ETE

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

LE GP

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

Warren

(a) Amount beneficially owned: 15,797,766 Units	Percentage: 44.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 15,797,766 Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 15,797,766 Units

(c) To the knowledge of the Reporting Persons, there have been no reportable transactions with respect to the Units of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment.

(d) To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units covered by this Amendment.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to the Units of the Issuer that require disclosure under this Item.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement and Power of Attorney (filed herewith).

Exhibit B:	First Amended and Restated Agreement of Limited Partnership of Sunoco LP (previously filed).

Exhibit C:	Amended and Restated Limited Liability Company Agreement of Sunoco GP LLC (previously filed).

Exhibit D:	Contribution Agreement by and among Susser Petroleum Partners LP, Susser Petroleum Partners GP LLC, Susser Holdings Corporation, Susser Holdings, L.L.C., Stripes LLC and Susser Petroleum Company LLC, dated September 25, 2012 (previously filed).

Exhibit E:	Underwriting Agreement by and among Susser Petroleum Partners LP, Susser Petroleum Partners GP LLC, Susser Holdings Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Wells Fargo Securities, LLC, UBS Securities LLC and the other underwriters named therein, dated September 19, 2012 (previously filed).

Exhibit F:	Contribution Agreement by and among Mid-Atlantic Convenience Stores, LLC, ETC M-A Acquisition LLC, Susser Petroleum Partners LP and Energy Transfer Partners, L.P., dated September 25, 2014 (previously filed).

Exhibit G:	Contribution Agreement by and among Sunoco, LLC, ETP Retail Holdings, LLC, Sunoco LP and Energy Transfer Partners, L.P., dated March 23, 2015 (previously filed).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: April 9, 2015

STRIPES LLC

By:	/s/ Mary E. Sullivan
Name:	Mary E. Sullivan
Title:	Executive Vice President, Chief Financial Officer and Treasurer

STRIPES NO. 1009 LLC

By:	/s/ Mary E. Sullivan
Name:	Mary E. Sullivan
Title:	Executive Vice President, Chief Financial Officer and Treasurer

SUSSER HOLDINGS CORPORATION

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

HERITAGE HOLDINGS, INC.

By:	/s/ Martin Salinas, Jr.
Name:	Martin Salinas, Jr.
Title:	Chief Financial Officer

ETP HOLDCO CORPORATION

By:	/s/ Martin Salinas, Jr.
Name:	Martin Salinas, Jr.
Title:	Chief Financial Officer

ETC M-A ACQUISITION LLC

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President

LA GRANGE ACQUISITION, L.P.

By:	LA GP, LLC, its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

LA GP, LLC

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

ETP RETAIL HOLDINGS, LLC

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Title:	President

SUNOCO, INC. (R&M)

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Title:	President and Chief Executive Officer

SUNOCO, INC.

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Title:	President and Chief Executive Officer

HERITAGE ETC, L.P.

By:	Heritage ETC GP, L.L.C., its general partner

By:	/s/ Martin Salinas, Jr.
Name:	Martin Salinas, Jr.
Title:	Chief Financial Officer

HERITAGE ETC GP, L.L.C.

By:	/s/ Martin Salinas, Jr.
Name:	Martin Salinas, Jr.
Title:	Chief Financial Officer

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfers Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC, its general partner

By:	/s/ John W. McReynolds
Name:	John W. McReynolds
Title:	President

LE GP, LLC

By:	/s/ John W. McReynolds
Name:	John W. McReynolds
Title:	President

KELCY L. WARREN

By:	/s/ Kelcy L. Warren